EXHIBIT 99.1

Brookfield Corporation Announces Results of Conversion of its Series 30 and Series 48 Preferred Shares

BROOKFIELD, NEWS, Dec. 21, 2022 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) today announced that after having taken into account all election notices received by the deadline for the conversion of its Cumulative Class A Preference Shares, Series 30 (the “Series 30 Shares”) (TSX: BN.PR.Z) into Cumulative Class A Preference Shares, Series 31 (the “Series 31 Shares”) and for the conversion of its Cumulative Class A Preference Shares, Series 48 (the “Series 48 Shares”) (TSX: BN.PF.J) into Cumulative Class A Preference Shares, Series 49 (the “Series 49 Shares”), there were 92,379 Series 30 Shares and 39,620 Series 48 Shares tendered for conversion, which is less than the one million shares required to give effect to conversions into Series 31 Shares and Series 49 Shares, respectively. Accordingly, there will be no conversion of Series 30 Shares into Series 31 Shares, nor of Series 48 Shares into Series 49 Shares and holders of Series 30 Shares and of Series 48 Shares will retain their Series 30 Shares and Series 48 Shares, respectively.

About Brookfield Corporation

Brookfield Corporation (NYSE: BN, TSX: BN) is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and its operating businesses. Employing a disciplined investment approach, we leverage our deep expertise as an owner and operator of real assets, as well as the scale and flexibility of our capital, to create value and deliver strong risk-adjusted returns across market cycles. With significant capital underpinned by a conservatively capitalized balance sheet, Brookfield Corporation is well positioned to pursue significant opportunities for growth.

For more information, please visit our website at www.bn.brookfield.com or contact:

Communications & Media:	Investor Relations:
Sebastien Bouchard	Linda Northwood
Tel: (416) 943-7937	Tel: (416) 359-8647
Email: sebastien.bouchard@brookfield.com	Email: linda.northwood@brookfield.com